SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-9376

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020

☐          Transition Report on Form 10-K

☐          Transition Report on Form 20-F

☐          Transition Report on Form 11-K

☐          Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I	REGISTRANT INFORMATION

Full Name of Registrant: Innovative Food Holdings, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 28411 Race Track Road

City, State and Zip Code: Bonita Springs, Florida 34135

PART 11	RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     (b)     The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐     (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

As a result of significant demand shifts in the Company’s business, and in particular, significant increases in the Company’s e-commerce specialty food revenues, the Company’s resources, which include key employees working on matters directly related to the completion of the Quarterly Report on Form 10-Q (the “Quarterly Report”), have been substantially focused on operational related items. In addition, inasmuch as for essentially the same reason the Company relied on an extension of the due date granted by the Securities and Exchange Commission of its Annual Report on Form 10-K (the “Annual Report”), which was not required to be filed until May 14, 2020, the Company could not commence working on the Quarterly Report until the Annual Report was completed.  Accordingly, as of June 29, 2020, the Company determined that it was unable to finalize the Quarterly Report, which has resulted in a delay in the review and completion of the Company’s financial statements for the Quarterly Report.

PART IV	OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Sam Klepfish	239	596-0204
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant believes that, as compared to the prior year, its revenues for the quarter will increase slightly and the registrant will report a net loss for the quarter.

Innovative Food Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2020	By:	/s/ Sam Klepfish
Sam Klepfish, CEO